(Check One): ☒ Form 10-K or Form 10KSB ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q or Form 10QSB ☐ Form N-SAR ☐ Form N-CSR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

For Period Ended: March 31, 2005
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Macromedia, Inc.

Full Name of Registrant

N/A

Former Name if Applicable

601 Townsend Street

Address of Principal Executive Office (Street and Number)

San Francisco, CA 94103

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company has experienced delays in completing its audited financial statements for the year ended March 31, 2005. This delay is due principally to the additional time required to meet the significant requirements imposed on public companies in complying with Section 404 of the Sarbanes-Oxley Act of 2002 (“Section 404”). The extension will allow the Company and its auditors, KPMG LLP, further time to complete the audits of the Company’s internal controls over financial reporting and its consolidated financial statements. The Company intends to file its Form 10-K as soon as practicable but no later than the expiration of the prescribed 15 calendar day period on June 29, 2005.

The Company is filing for the extension because, despite the best efforts of the employees of the Company and its independent auditors, the assessment of internal controls over financial reporting and the audits of its consolidated financial statements as required by Section 404 could not be completed by the initial filing date of June 14, 2005 without unreasonable effort and expense.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Robert A. Freedman (Name)	(650) (Area Code)	335-7292 (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

In the Company’s Amended Annual Report on Form 10-K for the fiscal year ended March 31, 2004, the Company reported net revenues of $370 million and diluted net income per share of $0.56. On May 3, 2005, the Company issued a press release which contained a narrative and quantitative discussion of the preliminary fourth quarter and full-year consolidated financial results for the fiscal year ended March 31, 2005. In this press release, the Company reported net revenues for the fiscal year ended March 31, 2005 of $436 million and diluted net income per share of $0.55. The financial statements contained in our Form 10-K for the fiscal year ended March 31, 2005 will reflect changes from the preliminary results for the fiscal year ended March 31, 2005 that were set forth in the press release dated May 3, 2005.

In connection with management’s assessment of internal controls as of March 31, 2005 pursuant to Section 404, the Company identified a “material weakness” in the Company’s controls over income tax accounting. Any errors resulting from this deficiency will be corrected in the audited, fiscal year 2005 consolidated financial results reported in its Annual Report on Form 10-K which the Company will file within the prescribed extension period.

The Company is taking steps to remediate the material weakness identified above by implementing enhanced control processes over accounting for income taxes which will include utilizing personnel from a third-party professional services firm with expertise in accounting for income taxes to assist in the preparation and review of our income tax provision.

Macromedia, Inc.

             (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	June 14, 2005	By:	/s/ Elizabeth A. Nelson
Elizabeth A. Nelson
		Title:	Executive Vice President, Chief Financial Officer and Secretary